UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__1__)*

OM GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

670872100
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for the reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.  670872100

1.	Names of Reporting Persons

Blenheim Capital Management, LLC

2.	Check the Appropriate box if a Member of Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship of Place of Organization:	Delaware, USA

5.	Sole Voting Power:	1,050,000

6.	Shared Voting Power:	-0-

7.	Sole Dispositive Power:	1,050,500

8.	Shared Dispositive Power:	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,050,000

10.	Check if the Aggregate Amount in Roe (9) Excludes Certain Shares (See Instructions):_________________

11.	Percent of Class Represented by Amount in Row (9):	3.5%

12.	Type of Reporting Persons (See Instructions):	OO*

* The reporting person is a limited liability company that is a hedge fund manager which is currently registered as a commodity trading advisor, but which is exempt from registration as an investment advisor.

Item 1(a). Name Of Issuer:	OM Group Inc. (the “Issuer”)

Item 1(b). Address Of Issuer’s Principal Executive Offices:

127 Public Square, Suite 1500, Key Tower, Cleveland, Ohio 44114

Item 2(a). Name Of Person Filing: The names of the person filing this statement on Schedule 13G are:

1.	Blenheim Capital Management, LLC

Item 2(b). Address Of Principal Business Office, Or If None, Residence:

300 Connell Drive, Suite 5200, Berkeley Heights, New Jersey 07922

Item 2(c). Citizenship:    USA (Delaware)

Item 2(d). Title Of Class Of Securities:                             Common Stock

Item 2(e). Cusip Number:        670872100

Item 3. If This Statement Is Filed Pursuant To Rule 13d-1(B), Or 13d-2(B) Or (C), Check Whether The Person Filing Is A:

(a)	____	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	____	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	____	Insurance Company defined in Section 3(a)(19) of the Exchange Act.
(d)	____	Investment Company registered under Section 8 of the Investment Company Act.
(e)	____	An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	____	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F)
(g)	____	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G)
(h)	____	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	____	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	____	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially owned:

	(i)	1,050,000

(b)	Percent of Class

	(i)	3.5%

(c)	Number of Shares as to Which Such Person Has:

	(i)	Sole power to vote or direct the vote:

1,050,000

	(ii)	Shared Power to vote or to direct the vote:

-0-

	(iii)	Sole power to dispose or to direct the disposition:

1,050,000

	(iv)	Shared power to dispose or to direct the disposition of:

-0-

Item 5. Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefits plan, pension fund, or endowment fund is not required.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(G) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8. Identification and Classification of Members of the Group

If a Group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 17, 2009

BLENHEIM CAPITAL MANAGEMENT, LLC

By:	/s/ Joseph Esposito
By:	Joseph Esposito, Managing Director